Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Melco Crown Entertainment Limited

(Incorporated in the Cayman Islands with limited liability)

(SEHK stock code: 6883)

UNAUDITED RESULTS FOR THE FOURTH QUARTER

AND FULL YEAR ENDED DECEMBER 31, 2012

This announcement is issued pursuant to Rule 13.09 of the Rules Governing the Listing of the Securities of The Stock Exchange of Hong Kong Limited.

Melco Crown Entertainment Limited (the “Company” or “Melco Crown Entertainment”) (SEHK: 6883) (NASDAQ: MPEL), a developer and owner of casino gaming and entertainment resort facilities currently focused on the Macau market, today released its unaudited financial results for the fourth quarter and year ended December 31, 2012, as part of its regular earnings disclosure practices for the Company’s American depository shares (“ADSs”), which are listed on the NASDAQ Global Select Market in the United States.

These unaudited results have been prepared in accordance with the United States Generally Accepted Accounting Principles (“U.S. GAAP”), which differ in certain respects from the International Financial Reporting Standards (“IFRS”). A reconciliation of material differences of such financial information prepared in accordance with IFRS will be included within the Company’s audited preliminary results announcement to be reported no later than March 31, 2013.

Net revenue for the fourth quarter of 2012 was US$1,101.8 million, representing an increase of approximately 9% from US$1,008.3 million for the comparable period in 2011. The increase in net revenue was primarily attributable to substantially improved group-wide mass table games and gaming machines revenue and higher group-wide rolling chip volumes, partially offset by a lower group-wide rolling chip win rate.

Adjusted EBITDA(1) was US$247.5 million for the fourth quarter of 2012, as compared to Adjusted EBITDA of US$231.6 million in the fourth quarter of 2011. The 7% year-over-year improvement in Adjusted EBITDA in the fourth quarter of 2012 was driven by stronger mass market revenues together with our ongoing commitment to control costs, partially offset by a lower group-wide rolling chip win rate.

On a U.S. GAAP basis, net income attributable to Melco Crown Entertainment for the fourth quarter of 2012 was US$108.0 million, or US$0.20 per ADS, compared with net income attributable to Melco Crown Entertainment of US$107.5 million, or US$0.20 per ADS, in the fourth quarter of 2011. The year-over-year increase in net income was primarily a result of the meaningful improvements in operating fundamentals at City of Dreams and Altira Macau, partially offset by development costs for the Philippines project as well as lower group-wide win rate. The net loss attributable to non-controlling interests during the fourth quarter of 2012 was US$6.7 million as compared to US$3.7 million in the fourth quarter of 2011. The net loss attributable to non-controlling interests relates to Studio City, with the year-over-year increase attributable to the US$825 million Studio City senior note interest incurred during the fourth quarter of 2012.

Mr. Lawrence Ho, Co-Chairman and Chief Executive Officer of Melco Crown Entertainment, commented, “Our results in the fourth quarter of 2012 completes a stellar year for our Company, achieving record quarterly and full year EBITDA. Our flagship property, City of Dreams, continued to deliver impressive results, recording significant sequential and year-over-year improvements in operating fundamentals in the fourth quarter, particularly as it relates to the increasingly important premium mass segment.

“We also recently successfully priced a US$1 billion senior note offering at an attractive 5.0% coupon, which will allow us upon completion to, among other things, refinance our US$600 million 10.25% senior notes. The attractive rates and improved flexibility achieved in this new offering reflects the improvement in our operating fundamentals over the last three years.

“Studio City remains on track to open around the middle of 2015. We successfully raised US$825 million under our Studio City senior note offering and signed the facilities agreement with the lead arranging banks in relation to our US$1.4 billion Studio City senior secured facilities, both of which are achieved without a corporate guarantee from the Company, while the latter is accomplished based on limited sponsor support from the Company. Together with full contribution of committed shareholder equity, these financings upon full drawdown are expected to deliver a fully funded project at the Studio City level. Our funding approach, together with our fixed price, lump-sum, contracting strategy provides us with greater certainty regarding cost and timetable.

“During the fourth quarter, we completed the acquisition of a majority interest in Manchester International Holdings Unlimited Corporation, a company listed on the Philippines Stock Exchange. We remain on track to open our unique integrated casino resort in mid-2014.

“In Macau and the surrounding region, substantial improvements in infrastructure are also well underway, which will enable Macau to cater to a wider spectrum of visitors and be a meaningful catalyst for future visitation growth. We believe this exciting infrastructure blueprint, together with the wide-reaching Hengqin development, will further broaden Macau’s appeal and meaningfully improve visitors’ overall experience, thereby ensuring the long term success of Macau as a World-class leisure and tourism destination.”

City of Dreams Fourth Quarter Results

For the fourth quarter of 2012, net revenue at City of Dreams was US$772.5 million compared to US$695.9 million in the fourth quarter of 2011. City of Dreams generated Adjusted EBITDA of US$219.5 million in the fourth quarter of 2012, representing an increase of 18% compared to US$186.6 million in the comparable period of 2011.

The year-over-year improvement in Adjusted EBITDA was primarily a result of the 48% year-over-year improvement in the mass table games gross gaming revenue and 15% year-over-year increase in rolling chip volumes, partially offset by a lower rolling chip win rate.

Rolling chip volume for the fourth quarter of 2012 was US$23.5 billion, representing an increase of 15% when compared to rolling chip volume of US$20.4 billion for the comparable period of 2011. The rolling chip win rate was 2.6% in the fourth quarter of 2012 versus 3.0% in the comparable period of 2011. The expected rolling chip win rate range is 2.7%-3.0%.

Mass market table games drop increased 24% to US$1,009.4 million compared with US$811.0 million in the fourth quarter of 2011. The mass market table games hold percentage was 30.9% in the fourth quarter of 2012 compared to 25.7% in the fourth quarter of 2011. At City of Dreams, we expect our mass market table games hold percentage to range from 27%- 31%.

Slot handle for the fourth quarter of 2012 was US$1,033.1 million, up 82% from US$566.8 million generated in the quarter ended December 31, 2011.

Total non-gaming revenue at City of Dreams in the fourth quarter of 2012 was US$64.4 million, an increase of 11% from US$58.1 million in the fourth quarter of 2011. Occupancy per available room in the fourth quarter of 2012 was 96%, versus 92% in the fourth quarter of 2011. The average daily rate (“ADR”) in the fourth quarter of 2012 was US$189 per occupied room, an increase of 7% when compared with US$176 in the fourth quarter of 2011.

Altira Macau Fourth Quarter Results

For the quarter ended December 31, 2012, net revenue at Altira Macau was US$281.7 million compared to US$268.0 million in the fourth quarter of 2011. Altira Macau generated Adjusted EBITDA of US$43.8 million in the fourth quarter of 2012 compared with Adjusted EBITDA of US$53.2 million in the fourth quarter of 2011, a decline of 18%.

Rolling chip volume totaled US$11.9 billion in the fourth quarter of 2012 versus US$12.1 billion in the fourth quarter of 2011. In the fourth quarter of 2012, the rolling chip win rate was 3.1%, as compared to 2.9% for the comparable period in 2011. The expected rolling chip win rate range is 2.7%-3.0%.

In the mass market table games segment, drop totaled US$158.1 million in the fourth quarter of 2012, an increase of 9% from US$144.6 million generated in the comparable period in 2011. The mass market table games hold percentage was 16.5% in the fourth quarter of 2012 compared with 17.5% in the fourth quarter of last year. At Altira Macau, we expect our mass market table games hold percentage to range from 15%- 17%.

Total non-gaming revenue at Altira Macau in the fourth quarter of 2012 was US$8.6 million, up from US$8.1 million in the fourth quarter of 2011. Occupancy per available room in the fourth quarter of 2012 was 99%, versus 98% in the comparable period in 2011. ADR was US$228 per occupied room, compared to US$196 in the fourth quarter of 2011, an increase of 16%.

Mocha Clubs Fourth Quarter Results

Net revenue from Mocha Clubs totaled US$35.3 million in the fourth quarter of 2012, up 2% from US$34.5 million in the fourth quarter of 2011. Mocha Clubs generated US$8.1 million of Adjusted EBITDA in the fourth quarter of 2012, a decrease of 21% when compared to Adjusted EBITDA of US$10.2 million in the same period in 2011.

The number of gaming machines in operation at Mocha Clubs averaged approximately 2,000 in the fourth quarter of 2012, compared to approximately 1,800 in the comparable period in 2011. The net win per gaming machine per day was US$183 in the quarter ended December 31, 2012, as compared with US$200 in the comparable period in 2011, a decrease of 9%.

Other Factors Affecting Earnings

Total non-operating expense for the fourth quarter of 2012 was US$36.6 million, which included, among other things, US$28.9 million in net interest expense and other finance costs of US$4.2 million and costs associated with debt modification of US$3.3 million related to consent solicitation for the US$600 million 10.25% senior notes. We recorded US$3.3 million of capitalized interest during the fourth quarter of 2012. The year-on-year increase in non-operating expenses of US$5.5 million was primarily attributable to the increase in net interest expense from the US$825 million Studio City senior note issued during the fourth quarter of 2012 and one-off cost associated with debt modification on our US$600 million 10.25% senior notes, partially offset by a lower interest margin on our 2011 Credit Facilities when compared to the same period in 2011.

Depreciation and amortization costs of US$95.5 million were recorded in the fourth quarter of 2012, of which US$14.3 million was related to the amortization of our gaming sub-concession and US$15.8 million was related to the amortization of land use rights. The year-over-year increase in depreciation and amortization costs is a result of increased amortization of Studio City’s land use rights.

Financial Position and Capital Expenditure

Cash and cash equivalents as of December 31, 2012 totaled US$3.1 billion, including US$1.4 billion of restricted cash. Total debt at the end of the fourth quarter of 2012 was US$3.2 billion, and total net debt to shareholders’ equity as of December 31, 2012 was 2%, compared to 25% as at the end of the fourth quarter of 2011.

Capital expenditures for the fourth quarter of 2012 were US$76.7 million, which primarily related to various projects at City of Dreams, as well as design and construction costs associated with Studio City.

Full Year Results

For the year ended December 31, 2012, Melco Crown Entertainment reported net revenue of US$4.1 billion versus US$3.8 billion in the prior year. The year-over-year increase in net revenue was driven by substantially improved mass table games volumes and blended hold percentages, as well as increased volumes in the gaming machines segment, partially offset by lower group-wide rolling chip volumes.

Adjusted EBITDA for the year ended December 31, 2012 was US$920.2 million, as compared with an Adjusted EBITDA of US$809.4 million in 2011. The year-over-year improvements in Adjusted EBITDA were primarily attributable to substantially improved mass table games and gaming machine revenues together with strict cost control focus, partially offset by lower group-wide rolling chip revenue.

On a U.S. GAAP basis, net income attributable to Melco Crown Entertainment for 2012 was US$417.2 million, or US$0.76 per ADS, compared with a net income attributable to Melco Crown Entertainment of US$294.7 million, or US$0.55 per ADS, in the comparable period of 2011.

The shareholders and potential investors of Melco Crown Entertainment are advised not to place undue reliance on the unaudited earnings and financial information of the Company for the fourth quarter and the financial year ended December 31, 2012 and are reminded that such financial information presented herein have been prepared in accordance with U.S. GAAP which differ in certain respects from IFRS and has not been audited. Consequently, the Company does not offer any indication or assurance that the relevant audited consolidated financial results of Melco Crown Entertainment for the financial year ended December 31, 2012, which will include the reconciliation of material differences between U.S. GAAP and IFRS, to be released by the Company no later than March 31, 2013, will be the same as that presented herein.

Conference Call Information

Melco Crown Entertainment will hold a conference call to discuss its fourth quarter 2012 financial results on February 6, 2013 at 8:30 a.m. Eastern Time (9:30 p.m. Hong Kong Time). To join the conference call, please use the dial-in details below:

US Toll Free	1 866 519 4004
US Toll / International	1 718 354 1231
HK Toll	852 2475 0994
HK Toll Free	800 930 346
UK Toll Free	080 823 46646
Australia Toll Free	1 800 457 076

Passcode	MPEL

An audio webcast will also be available at www.melco-crown.com.

To access the replay, please use the dial-in details below:

US Toll Free	1 855 452 5696
US Toll / International	1 646 254 3697
HK Toll Free	800 963 117

Conference ID	91893596

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its offi cers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitation in Macau, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, and (v) our future business development, results of operations and fi nancial condition. In some cases, forward-looking statements can be identifi ed by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s fi lings with the SEC. All information provided in this announcement is as of the date of this release, and the Company undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

(1)

“Adjusted EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and others, share-based compensation, other non-operating income and expenses and net loss attributable to non-controlling interests. “Adjusted property EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and others, share-based compensation, corporate and others expenses, other non-operating income and expenses and net loss attributable to non-controlling interests. Adjusted EBITDA and adjusted property EBITDA are presented exclusively as a supplemental disclosure because management believes that they are widely used to measure the performance, and as a basis for valuation, of gaming companies. Management uses adjusted EBITDA and adjusted property EBITDA as measures of the operating performance of its segments and to compare the operating performance of its properties with those of its competitors. The Company also presents adjusted EBITDA and adjusted property EBITDA because they are used by some investors as ways to measure a company’s ability to incur and service debt, make capital expenditures, and meet working capital requirements. Gaming companies have historically reported adjusted EBITDA and adjusted property EBITDA as supplements to financial measures in accordance with U.S. generally accepted accounting principles (“GAAP”). However, adjusted EBITDA and adjusted property EBITDA should not be considered as alternatives to operating income as indicators of the Company’s performance, as alternatives to cash flows from operating activities as measures of liquidity, or as alternatives to any other measure determined in accordance with GAAP. Unlike net income, adjusted EBITDA and adjusted property EBITDA do not include depreciation and amortization or interest expense and therefore do not reflect current or future capital expenditures or the cost of capital. The Company compensates for these limitations by using adjusted EBITDA and adjusted property EBITDA as only two of several comparative tools, together with GAAP measurements, to assist in the evaluation of operating performance. Such GAAP measurements include operating income (loss), net income (loss), cash flows from operations and cash flow data. The Company has significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other non-recurring charges, which are not reflected in adjusted EBITDA or adjusted property EBITDA. Also, the Company’s calculation of adjusted EBITDA and adjusted property EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of adjusted EBITDA and adjusted property EBITDA with the most comparable financial measures calculated and presented in accordance with GAAP are provided herein immediately following the financial statements included in this press release.

(2)

“Adjusted net income” is net income before pre-opening costs, development costs, property charges and others, change in fair value of interest rate swap agreements, reclassification of accumulated losses of interest rate swap agreements from accumulated other comprehensive losses, loss on extinguishment of debt and costs associated with debt modification. Adjusted net income and adjusted net income per share (“EPS”) are presented as supplemental disclosures because management believes that they are widely used to measure the performance, and as a basis for valuation, of gaming companies. These measures are used by management and/or evaluated by some investors, in addition to income and EPS computed in accordance with GAAP, as an additional basis for assessing period-to-period results of our business. Adjusted net income may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of adjusted net income with the most comparable financial measures calculated and presented in accordance with GAAP are provided herein immediately following the financial statements included in this press release.

About Melco Crown Entertainment Limited

Melco Crown Entertainment, with its shares listed on the Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) (SEHK: 6883) and its American depositary shares listed on the NASDAQ Global Select Market (NASDAQ: MPEL), is a developer, owner and through a Macau subsidiary which holds a gaming sub-concession, an operator of casino gaming and entertainment casino resort facilities focused on the Macau market. Melco Crown Entertainment currently operates Altira Macau (www.altiramacau.com), a casino hotel located at Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated urban casino resort located in Cotai, Macau. Melco Crown Entertainment’s business also includes the Mocha Clubs (www.mochaclubs.com), which comprise the largest non-casino based operations of electronic gaming machines in Macau. The Company is also developing the planned Studio City Project, a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau. For more information about Melco Crown Entertainment, please visit www.melco-crown.com.

Melco Crown Entertainment has strong support from both of its major shareholders, Melco International Development Limited (“Melco”) and Crown Limited (“Crown”). Melco is a listed company on the Hong Kong Stock Exchange and is substantially owned and led by Mr. Lawrence Ho, who is Co-Chairman, an Executive Director and the CEO of Melco Crown Entertainment. Crown is a top-50 company listed on the Australian Securities Exchange and led by Executive Chairman Mr. James Packer, who is also Co-Chairman and a Non-executive Director of Melco Crown Entertainment.

Investment Community, please contact:

Ross Dunwoody

Vice President, Investor Relations

Tel: +853 8868 7575 or +852 2598 3689

Email: rossdunwoody@melco-crown.com

For media enquiry, please contact:

Maggie Ma

Head of Corporate Communications

Tel: +853 8868 3767 or +852 3151 3767

Email: maggiema@melco-crown.com

Macau, February 6, 2013

As of the date of this announcement, the executive director of the Company is Lawrence Yau Lung Ho; the non-executive directors are James Douglas Packer, John Peter Ben Wang, Yuk Man Chung, William Todd Nisbet, and Rowen Bruce Craigie and the independent non-executive directors are James Andrew Charles MacKenzie, Thomas Jefferson Wu, Yiu Wa Alec Tsui, and Robert Wason Mactier.

Melco Crown Entertainment Limited and Subsidiaries

Condensed Consolidated Statements of Operations

(In thousands of U.S. dollars, except share and per share data)

	Three Months Ended December 31,		Year Ended December 31,
	2012	2011	2012	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
OPERATING REVENUES
Casino	$1,065,397	$969,282	$3,934,761	$3,679,423
Rooms	31,212	27,195	118,059	103,009
Food and beverage	21,255	17,290	72,718	61,840
Entertainment, retail and others	22,191	22,781	90,789	86,167

Gross revenues	1,140,055	1,036,548	4,216,327	3,930,439
Less: promotional allowances	(38,244)	(28,200)	(138,314)	(99,592)

Net revenues	1,101,811	1,008,348	4,078,013	3,830,847

OPERATING COSTS AND EXPENSES
Casino	(767,097)	(691,885)	(2,834,762)	(2,698,981)
Rooms	(3,442)	(4,366)	(14,697)	(18,247)
Food and beverage	(6,533)	(9,181)	(27,531)	(34,194)
Entertainment, retail and others	(16,919)	(14,868)	(62,816)	(58,404)
General and administrative	(62,831)	(58,689)	(226,980)	(220,224)
Pre-opening costs	(934)	(1,198)	(5,785)	(2,690)
Development costs	(7,186)	—	(11,099)	(1,110)
Amortization of gaming subconcession	(14,309)	(14,309)	(57,237)	(57,237)
Amortization of land use rights	(15,796)	(13,895)	(59,911)	(34,401)
Depreciation and amortization	(65,355)	(65,982)	(261,449)	(259,224)
Property charges and others	(4,612)	—	(8,654)	(1,025)

Total operating costs and expenses	(965,014)	(874,373)	(3,570,921)	(3,385,737)

OPERATING INCOME	136,797	133,975	507,092	445,110

NON-OPERATING EXPENSES
Interest expenses, net	(28,866)	(25,023)	(98,653)	(109,675)
Other finance costs	(4,246)	(3,547)	(14,596)	(15,614)
Reclassification of accumulated losses of interest rate swap agreements from accumulated other comprehensive losses	—	—	—	(4,310)
Change in fair value of interest rate swap agreements	—	653	363	3,947
Foreign exchange gain (loss), net	1,336	785	4,685	(1,771)
Listing expenses	—	(4,790)	—	(8,950)
Other (expenses) income, net	(1,529)	875	115	3,664
Loss on extinguishment of debt	—	—	—	(25,193)
Costs associated with debt modification	(3,277)	—	(3,277)	—

Total non-operating expenses	(36,582)	(31,047)	(111,363)	(157,902)

INCOME BEFORE INCOME TAX	100,215	102,928	395,729	287,208
INCOME TAX CREDIT	1,078	906	2,943	1,636

NET INCOME	101,293	103,834	398,672	288,844
NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	6,688	3,712	18,531	5,812

NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED	$107,981	$107,546	$417,203	$294,656

NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER SHARE:
Basic	$0.066	$0.067	$0.254	$0.184

Diluted	$0.065	$0.066	$0.252	$0.182

NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER ADS:
Basic	$0.197	$0.200	$0.761	$0.551

Diluted	$0.195	$0.198	$0.755	$0.547

WEIGHTED AVERAGE SHARES USED IN NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER SHARE CALCULATION:
Basic	1,646,515,795	1,616,178,241	1,645,346,902	1,604,213,324

Diluted	1,660,262,969	1,628,172,182	1,658,262,996	1,616,854,682

Melco Crown Entertainment Limited and Subsidiaries

Condensed Consolidated Balance Sheets

(In thousands of U.S. dollars)

	December 31, 2012	December 31, 2011
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$1,709,209	$1,158,024
Restricted cash	672,981	—
Accounts receivable, net	320,929	306,500
Amounts due from affiliated companies	1,322	1,846
Amount due from a shareholder	—	6
Income tax receivable	266	—
Inventories	16,576	15,258
Prepaid expenses and other current assets	27,743	23,882

Total current assets	2,749,026	1,505,516

PROPERTY AND EQUIPMENT, NET	2,684,094	2,655,429
GAMING SUBCONCESSION, NET	542,268	599,505
INTANGIBLE ASSETS, NET	4,220	4,220
GOODWILL	81,915	81,915
LONG-TERM PREPAYMENT, DEPOSITS AND OTHER ASSETS	88,241	72,858
RESTRICTED CASH	741,683	364,807
DEFERRED TAX ASSETS	105	24
DEFERRED FINANCING COSTS	65,930	42,738
LAND USE RIGHTS, NET	989,984	942,968

TOTAL	$7,947,466	$6,269,980

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$13,745	$12,023
Accrued expenses and other current liabilities	850,841	588,719
Income tax payable	1,191	1,240
Current portion of long-term debt	854,940	—
Amounts due to affiliated companies	949	1,137

Total current liabilities	1,721,666	603,119

LONG-TERM DEBT	2,339,924	2,325,980
OTHER LONG-TERM LIABILITIES	7,412	27,900
DEFERRED TAX LIABILITIES	66,350	70,028
LAND USE RIGHTS PAYABLE	71,358	55,301

SHAREHOLDERS’ EQUITY
Ordinary shares	16,581	16,531
Treasury shares	(113)	(106)
Additional paid-in capital	3,235,835	3,223,274
Accumulated other comprehensive losses	(1,057)	(1,034)
Retained earnings (accumulated losses)	134,693	(282,510)

Total Melco Crown Entertainment Limited shareholders’ equity	3,385,939	2,956,155
Noncontrolling interests	354,817	231,497

Total equity	3,740,756	3,187,652

TOTAL	$7,947,466	$6,269,980

Melco Crown Entertainment Limited and Subsidiaries

Reconciliation of Net Income Attributable to Melco Crown Entertainment Limited to

Adjusted Net Income Attributable to Melco Crown Entertainment Limited

(In thousands of U.S. dollars, except share and per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2012	2011	2012	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net Income Attributable to Melco Crown Entertainment Limited	$107,981	$107,546	$417,203	$294,656
Pre-opening Costs	934	1,198	5,785	2,690
Development Costs	7,186	—	11,099	1,110
Property Charges and Others	4,612	—	8,654	1,025
Reclassification of accumulated losses of interest rate swap agreements from accumulated other comprehensive losses	—	—	—	4,310
Change in fair value of interest rate swap agreements	—	(653)	(363)	(3,947)
Loss on extinguishment of debt	—	—	—	25,193
Costs associated with debt modification	3,277	—	3,277	—

Adjusted Net Income Attributable to Melco Crown Entertainment Limited	$123,990	$108,091	$445,655	$325,037

ADJUSTED NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER SHARE:
Basic	$0.075	$0.067	$0.271	$0.203

Diluted	$0.075	$0.066	$0.269	$0.201

ADJUSTED NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER ADS:
Basic	$0.226	$0.201	$0.813	$0.608

Diluted	$0.224	$0.199	$0.806	$0.603

WEIGHTED AVERAGE SHARES USED IN ADJUSTED NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER SHARE CALCULATION:
Basic	1,646,515,795	1,616,178,241	1,645,346,902	1,604,213,324

Diluted	1,660,262,969	1,628,172,182	1,658,262,996	1,616,854,682

Melco Crown Entertainment Limited and Subsidiaries

Reconciliation of Operating Income (Loss) to Adjusted EBITDA and Adjusted Property EBITDA

(In thousands of U.S. dollars)

	Three Months Ended December 31, 2012
	Altira Macau	Mocha	City of Dreams	Studio City	Corporate and Others	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating Income (Loss)	$35,791	$4,705	$157,824	$(11,840)	$(49,683)	$136,797
Pre-opening Costs	—	—	252	682	—	934
Development Costs	—	—	—	—	7,186	7,186
Depreciation and Amortization	7,992	3,101	56,828	10,883	16,656	95,460
Share-based Compensation	30	38	180	—	2,223	2,471
Property Charges and Others	—	224	4,388	—	—	4,612

Adjusted EBITDA	43,813	8,068	219,472	(275)	(23,618)	247,460
Corporate and Others Expenses	—	—	—	—	23,618	23,618

Adjusted Property EBITDA	$43,813	$8,068	$219,472	$(275)	$—	$271,078

	Three Months Ended December 31, 2011
	Altira Macau	Mocha	City of Dreams	Studio City	Corporate and Others	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating Income (Loss)	$43,626	$7,187	$129,648	$(10,316)	$(36,170)	$133,975
Pre-opening Costs	—	49	10	1,139	—	1,198
Depreciation and Amortization	9,559	2,885	56,802	9,014	15,926	94,186
Share-based Compensation	35	40	159	—	1,973	2,207

Adjusted EBITDA	53,220	10,161	186,619	(163)	(18,271)	231,566
Corporate and Others Expenses	—	—	—	—	18,271	18,271

Adjusted Property EBITDA	$53,220	$10,161	$186,619	$(163)	$—	$249,837

Melco Crown Entertainment Limited and Subsidiaries

Reconciliation of Adjusted EBITDA and Adjusted Property EBITDA to Net Income

Attributable to Melco Crown Entertainment Limited

(In thousands of U.S. dollars)

	Three Months Ended December 31,
	2012	2011
	(Unaudited)	(Unaudited)
Adjusted Property EBITDA	$271,078	$249,837
Corporate and Others Expenses	(23,618)	(18,271)

Adjusted EBITDA	247,460	231,566
Pre-opening Costs	(934)	(1,198)
Development Costs	(7,186)	—
Depreciation and Amortization	(95,460)	(94,186)
Share-based Compensation	(2,471)	(2,207)
Property Charges and Others	(4,612)	—
Interest and Other Non-Operating Expenses, Net	(36,582)	(31,047)
Income Tax Credit	1,078	906

Net Income	101,293	103,834
Net Loss Attributable to Noncontrolling Interests	6,688	3,712

Net Income Attributable to Melco Crown Entertainment Limited	$107,981	$107,546

Melco Crown Entertainment Limited and Subsidiaries

Reconciliation of Operating Income (Loss) to Adjusted EBITDA and Adjusted Property EBITDA

(In thousands of U.S. dollars)

	Year Ended December 31, 2012
	Altira Macau	Mocha	City of Dreams	Studio City	Corporate and Others	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating Income (Loss)	$119,850	$22,185	$570,168	$(43,600)	$(161,511)	$507,092
Pre-opening Costs	—	16	3,097	2,672	—	5,785
Development Costs	—	—	—	—	11,099	11,099
Depreciation and Amortization	34,741	12,831	226,553	40,258	64,214	378,597
Share-based Compensation	106	138	556	—	8,173	8,973
Property Charges and Others	—	895	5,345	—	2,414	8,654

Adjusted EBITDA	154,697	36,065	805,719	(670)	(75,611)	920,200
Corporate and Others Expenses	—	—	—	—	75,611	75,611

Adjusted Property EBITDA	$154,697	$36,065	$805,719	$(670)	$—	$995,811

	Year Ended December 31, 2011
	Altira Macau	Mocha	City of Dreams	Studio City	Corporate and Others	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating Income (Loss)	$207,727	$29,299	$367,931	$(16,315)	$(143,532)	$445,110
Pre-opening Costs	35	246	1,270	1,139	—	2,690
Development Costs	—	—	—	—	1,110	1,110
Depreciation and Amortization	38,322	10,737	224,492	14,876	62,435	350,862
Share-based Compensation	216	168	747	—	7,493	8,624
Property Charges and Others	—	25	—	—	1,000	1,025

Adjusted EBITDA	246,300	40,475	594,440	(300)	(71,494)	809,421
Corporate and Others Expenses	—	—	—	—	71,494	71,494

Adjusted Property EBITDA	$246,300	$40,475	$594,440	$(300)	$—	$880,915

Melco Crown Entertainment Limited and Subsidiaries

Reconciliation of Adjusted EBITDA and Adjusted Property EBITDA to Net Income

Attributable to Melco Crown Entertainment Limited

(In thousands of U.S. dollars)

	Year Ended December 31,
	2012	2011
	(Unaudited)	(Unaudited)
Adjusted Property EBITDA	$995,811	$880,915
Corporate and Others Expenses	(75,611)	(71,494)

Adjusted EBITDA	920,200	809,421
Pre-opening Costs	(5,785)	(2,690)
Development Costs	(11,099)	(1,110)
Depreciation and Amortization	(378,597)	(350,862)
Share-based Compensation	(8,973)	(8,624)
Property Charges and Others	(8,654)	(1,025)
Interest and Other Non-Operating Expense, Net	(111,363)	(157,902)
Income Tax Credit	2,943	1,636

Net Income	398,672	288,844
Net Loss Attributable to Noncontrolling Interests	18,531	5,812

Net Income Attributable to Melco Crown Entertainment Limited	$417,203	$294,656

Melco Crown Entertainment Limited and Subsidiaries

Supplemental Data Schedule

	Three Months Ended December 31,		Year Ended December 31,
	2012	2011	2012	2011
Room Statistics:
Altira Macau
Average daily rate (3)	$228	$196	$221	$196
Occupancy per available room	99%	98%	98%	98%
Revenue per available room (4)	$225	$192	$216	$191
City of Dreams
Average daily rate (3)	$189	$176	$185	$172
Occupancy per available room	96%	92%	93%	91%
Revenue per available room (4)	$181	$162	$171	$156
Other Information:
Altira Macau
Average number of table games	176	199	180	203
Table games win per unit per day (5)	$24,313	$20,630	$20,789	$22,231
City of Dreams
Average number of table games	451	428	445	421
Average number of gaming machines	1,440	1,468	1,417	1,372
Table games win per unit per day (5)	$22,052	$21,030	$20,997	$19,450
Gaming machines win per unit per day (6)	$337	$243	$313	$268

(3)	Average daily rate is calculated by dividing total room revenue by total occupied rooms
(4)	Revenue per available room is calculated by dividing total room revenue by total rooms available
(5)	Table games win per unit per day is shown before discounts and commissions
(6)	Gaming machines win per unit per day is shown before deducting cost for slot points